FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                           PURSUANT TO RULE 13A-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934

                   FOR THE MONTH OF       SEPTEMBER, 2001
                                    --------------------------


                              INSIDE HOLDINGS INC.
                    ---------------------------------------
                (Translation of registrant's name into English)

            Suite 1260, 609 Granville Street, Vancouver, B.C., Canada
            ---------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F  X          Form 40-F
                                   ---                   ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                              Yes                    No   X
                                   ---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE BRITISH COLUMBIA SECURITIES ACT AND RULES TO FILE WITH THE BRITISH COLUMBIA SECURITIES COMMISSION, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

ATTACHED IS THE COMPANY'S QUARTERLY REPORT FOR THE THREE MONTHS ENDED JULY 31, 2001.

                              INSIDE HOLDINGS INC.


                         UNAUDITED FINANCIAL  STATEMENTS
                         (EXPRESSED IN CANADIAN DOLLARS)
                          (A DEVELOPMENT STAGE COMPANY)


                                  JULY 31, 2001

INSIDE  HOLDINGS  INC.
BALANCE  SHEETS
(Unaudited)
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)

===========================================================================================
                                                                   July 31,     April 30,
                                                                     2001          2001
-------------------------------------------------------------------------------------------

ASSETS

CURRENT
   Cash                                                          $     6,585   $     6,940
   Receivable                                                          1,006           681
                                                                 ------------  ------------

                                                                       7,591         7,621

INTELLECTUAL PROPERTY (Note 3)                                        15,000        20,000
                                                                 ------------  ------------

                                                                 $    22,591   $    27,621
===========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
   Accounts payable and accrued liabilities                      $    19,780   $    13,894
   Due to related parties (Note 4)                                    72,100        64,075
                                                                 ------------  ------------

                                                                      91,880        77,969
                                                                 ------------  ------------

SHAREHOLDERS' EQUITY
   Capital stock
      Authorized
         100,000,000 common shares without par value
      Issued
         4,637,600   common shares (April 30, 2001 - 4,637,600)    3,368,694     3,368,694
   Deficit accumulated during the development stage                 (111,555)      (92,614)
   Deficit                                                        (3,326,428)   (3,326,428)
                                                                 ------------  ------------

                                                                     (69,289)      (50,348)
                                                                 ------------  ------------

                                                                 $    22,591   $    27,621
===========================================================================================

   The accompanying notes are an integral part of these financial statements.

INSIDE  HOLDINGS  INC.
STATEMENTS  OF  OPERATIONS  AND  DEFICIT
(Unaudited)
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)

=================================================================================
                                              Cumulative
                                                 Amounts
                                               From  the
                                               Start  of
                                             Development
                                               Stage  on
                                                  May  1,  Three Month Period Ended
                                                 2000  to           July 31
                                                 July 31,  ----------------------
                                                     2001        2001        2000
---------------------------------------------------------------------------------

EXPENSES
   Amortization                                $  25,000   $    5,000   $      -
   Consulting                                      7,500            -      7,500
   Listing and transfer agent fees                13,983          690      2,130
   Management fees                                37,500        7,500      7,500
   Office and general                              6,528           41      2,648
   Professional fees                              21,044        5,710          -
                                               ----------  -----------  ---------

LOSS FOR THE PERIOD                            $(111,555)  $  (18,941)  $(19,778)
=================================================================================

BASIC AND DILUTED LOSS PER SHARE                           $   (0.004)  $ (0.041)
=================================================================================

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING               4,637,600    487,600
=================================================================================

   The accompanying notes are an integral part of these financial statements.

INSIDE  HOLDINGS  INC.
STATEMENT  OF  CASH  FLOWS
(Unaudited)
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)

=================================================================================
                                              Cumulative
                                                 Amounts
                                               From  the
                                               Start  of
                                             Development
                                               Stage  on
                                                  May  1,  Three Month Period Ended
                                                 2000  to         July  31
                                                 July 31,  ----------------------
                                                     2001       2001         2000
---------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Loss for the period                         $(111,555)  $(18,941)  $(19,778)
   Item not involving cash:
      Amortization                                25,000      5,000          -

   Change in non-cash working capital items:
      Increase in receivable                      (1,006)      (325)    (1,098)
      Increase (decrease) in accounts payable        847      5,886     (8,042)
      Increase in due to related parties          28,000      8,025     37,301
                                               ----------  ---------  ---------

   Cash used in operating activities             (58,714)      (355)     8,383
                                               ----------  ---------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES

   Issuance of capital stock                      65,000          -          -
                                               ----------  ---------  ---------

   Cash provided by financing activities          65,000          -          -
                                               ----------  ---------  ---------

INCREASE (DECREASE) IN CASH FOR THE PERIOD         6,286       (355)     8,383

CASH, BEGINNING OF PERIOD                            299      6,940        299
                                               ----------  ---------  ---------

CASH, END OF PERIOD                            $   6,585   $  6,585   $  8,682
===============================================================================

CASH PAID FOR INCOME TAXES                     $       -   $      -   $      -
===============================================================================

CASH PAID FOR INTEREST                         $       -   $      -   $      -
===============================================================================
SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 5)

   The accompanying notes are an integral part of these financial statements.

INSIDE  HOLDINGS  INC.
STATEMENT  OF  SHAREHOLDERS'  EQUITY
(Unaudited)
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)

========================================================================================================
                                          Common        Common       Deficit
                                          Shares        Shares   Accumulated
                                      Issued and    Issued and        During
                                      Fully Paid    Fully Paid   Development
                                         (Number)      (Amount)        Stage        Deficit       Total
------------------------------------  -----------  ------------  -------------  ------------  ----------

Balance, April 30, 1998                  488,235   $  3,163,181  $          -   $(3,044,438)  $ 118,743
   Cancellation of shares                   (635)             -             -             -           -
   Loss for the year                           -              -             -       (94,464)    (94,464)
                                      -----------  ------------  -------------  ------------  ----------

Balance, April 30, 1999                  487,600      3,163,181             -    (3,138,902)     24,279
   Loss for the year                           -              -             -      (187,526)   (187,526)
                                      -----------  ------------  -------------  ------------  ----------

Balance, April 30, 2000                  487,600      3,163,181             -    (3,326,428)   (163,247)
   Shares issued for cash                650,000         65,000             -             -      65,000
   Shares issued for debt settlement   3,500,000        140,513             -             -     140,513
   Loss for the year                           -              -       (92,614)            -     (92,614)
                                      -----------  ------------  -------------  ------------  ----------

Balance, April 30, 2001                4,637,600      3,368,694       (92,614)   (3,326,428)    (50,348)
   Loss for the period                         -              -       (18,941)            -     (18,941)
                                      -----------  ------------  -------------  ------------  ----------

Balance, July 31, 2001                 4,637,600   $  3,368,694  $   (111,555)  $(3,326,428)  $ (69,289)
========================================================================================================

   The accompanying notes are an integral part of these financial statements.

INSIDE  HOLDINGS  INC.
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Unaudited)
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
JULY  31,  2001
================================================================================

1.   NATURE  AND  CONTINUANCE  OF  OPERATIONS

     The Company was formed under the laws of the province of British Columbia, Canada, on July 7, 1992 pursuant to a statutory amalgamation of two predecessor companies previously engaged in the exploration and development of mineral resource properties in Canada. The balance sheets of the predecessor companies were carried over at historical cost. Effective October 6, 2000, the Company changed governing jurisdiction from the province of British Columbia to the Yukon.

     Since the date of formation, the Company raised additional private equity capital to settle certain indebtedness and for the further purpose of exploring new lines of business. All costs associated with identifying, researching and negotiating with prospective businesses have been charged to earnings in the year they were incurred.

     On May 1, 2000, the Company purchased 400 registered Internet domain names each ending with the suffix "inside.com" from a privately held company (the "Vendor"). Total purchase consideration consists of a note in the amount of $40,000 payable without interest on the earlier of; (1) the date on which the Company is in receipt of proceeds totalling $40,000 from the sale or lease of any of its domain names; (2) the date on which the Company is in receipt of proceeds exceeding $200,000 from the sale and issue of common shares; and (3) June 30, 2001. The vendor has agreed not to demand payment of the note until such time as the Company has sufficient working capital to satisfy its current obligations, including the note. The note remains non-interest bearing. In addition, the Company agrees to pay to the Vendor a royalty over five years equal to 15% of the gross proceeds received from the sale or lease of any of its domain names to a maximum of $1 million. The Company intends to carry on the business of developing a network of affiliated destination web sites for transacting e-commerce within several industry segments under a singular brand.

     As a consequence of the agreement and the Company's plans, these financial statements have been prepared to reflect a new development stage commencing on May 1, 2000.

     The  Vendor  is  a  related  party  by  virtue  of  common share ownership.

     The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

     As at July 31, 2001, the Company had a working capital deficiency of $(84,289) and has incurred losses of $111,555 from the start of its new development stage on May 1, 2000 to July 31, 2001.

     The Company's ability to continue as a going concern is dependent upon, among other things, its ability to raise additional capital and successfully develop the new line of business, which is not assured. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     In preparing these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for the year. Actual results in the future periods could be different from these estimates made in the current year. The following is a summary of the significant accounting policies of the Company.

     USE  OF  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

     FINANCIAL  INSTRUMENTS

     The Company's financial instruments consist of cash, receivable, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the fair value of these financial instruments approximate their carrying values and the Company is not exposed to significant interest currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

     INTELLECTUAL  PROPERTY

     Intellectual  property is recorded at cost and is amortized over two years.

     INCOME  TAXES

     Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

     LOSS  PER  SHARE

     Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

     SEGMENTED  INFORMATION

     The Company currently conducts its operations in Canada in one business segment.

INSIDE  HOLDINGS  INC.
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Unaudited)
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
JULY  31,  2001

================================================================================

3.   INTELLECTUAL  PROPERTY

     ===========================================================
                                              Net Book Value
                                           ---------------------
                             Accumulated   July 31,    April 30,
                    Cost    Amortization       2001         2001
     -----------------------------------------------------------

     Domain names  $40,000  $      25,000  $  15,000  $   20,000
     ===========================================================

4.   DUE  TO  RELATED  PARTIES

     ===============================================================================
                                                               July 31,    April 30,
                                                                   2001         2001
     -------------------------------------------------------------------------------

     Due to a company controlled by directors of the Company.  $  32,100  $   24,075

     Due to a company controlled by directors of the Company
         and secured by the intellectual property.                40,000      40,000
                                                               ---------  ----------

                                                               $  72,100  $   64,075
     ===============================================================================

     Unless otherwise noted, amounts due to related parties are non-interest bearing and unsecured.

     The fair value of amounts due to related parties are not determinable as they have no specific repayment terms.

5.   SUPPLEMENTAL  DISCLOSURE  WITH  RESPECT  TO  CASH  FLOWS

     The following non-cash investing and financing transactions occurred during the year ended April 30, 2001:

     a) The Company issued 3,500,000 shares to settle debts in the amount of $140,513.

     b) The Company issued to a related party, a note payable in the amount of $40,000 for the purchase of the intellectual property during the year.

     There were no significant non-cash transactions for the period ended July 31, 2001.

INSIDE  HOLDINGS  INC.
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Unaudited)
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
JULY  31,  2001

================================================================================

6.   RELATED  PARTY  TRANSACTIONS

     The Company entered into the following transactions with related parties during the year ended July 31, 2001:

     a) Paid or accrued $7,500 (2000 - $7,500) in management fees to a company controlled by directors of the Company.

     b) Paid or accrued $Nil (2000 - $7,500) in consulting fees to a significant shareholder of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. These financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

     NEW  UNITED  STATES  ACCOUNTING  STANDARDS

     Accounting  for  derivative  instruments  and  hedging  activities

     In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 1999. In June 2000, the FASB issued SFAS No. 138, which is a significant amendment to SFAS 133. The Company does not anticipate that the adoption of these statements will have a significant impact on its financial statements.

     Comprehensive  income

     SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

     Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under generally accepted accounting principles.

     For the years ended April 30, 2001 and period ended July 31, 2001, there were no other items of comprehensive income.

                       MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

The Company purchased 400 registered Internet domain names each ending with the suffix "inside.com" from a privately held company (the "Vendor"). Total purchase consideration consists of a note in the amount of $40,000 payable without interest on the earlier of (1) the date on which the Company is in receipt of proceeds totalling $40,000 from the sale or lease of any of its domain names;
(2) the date on which the Company is in receipt of proceeds exceeding $200,000 from the sale and issue of common shares; and (3) June 30, 2001. The Vendor has agreed not to demand payment until such time as the Company has sufficient working capital to satisfy its current obligations, including the note. The note remains non-interest bearing. In addition, the Company agrees to pay to the Vendor a royalty over five years equal to 15% of the gross proceeds received from the sale or lease of any of its domain names to a maximum of $1 million. The Company intends to carry on the business of developing a network of affiliated destination web sites for transacting e-commerce within several industry segments under a singular brand. There is no assurance that the Company will secure the necessary capital or successfully execute its business plans.

LIQUIDITY  AND  CAPITAL  RESOURCES

The Company has sustained substantial operating losses and has used substantial amounts of working capital in its operations to July 31, 2001. As of July 31, 2001 the Company had cash equivalents of $6,585 and a working capital deficit of $84,289. Total liabilities exceeded the book value of total assets by $69,289.

LIQUIDITY  AND  CAPITAL  RESOURCES

The Company's ability to satisfy its liabilities and meet its obligations as they become due is dependent upon its ability to secure additional funding through public or private sales of securities, including equity securities of the Company and there are no assurances that the Company will be successful in securing such necessary funding.

There is currently no market for the common shares of the Company and there is no assurance that one will develop, or if a market develops that it will continue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             INSIDE  HOLDINGS  INC.



Date:  September 20, 2001                    By:   /s/  Leonard  Petersen
                                                ------------------------------
                                             Name:  Leonard  Petersen
                                             Title:  President